Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE AND SIX MONTHS ENDED JUNE 30, 2014

Results of operations – management discussion & analysis

(Percentage calculations are based on the actual amounts shown in the accompanying financial statements)

Voyage revenues

Voyage revenue earned for the three months ended June 30, 2014 and 2013:

	2014		2013
	$ million	% of total	$ million	% of total
Time charter-fixed rate	40.4	36%	31.9	30%
Time charter-variable rate (profit-share)	13.7	12%	17.2	16%
Time charter-bareboat	—	0%	2.3	2%
Voyage charter-spot market	47.9	43%	55.7	51%
Voyage charter-contract of affreightment	9.0	8%	—	0%
Pool arrangement	1.4	1%	1.0	1%

Total voyage revenue	112.4	100%	108.1	100%

Voyage revenue earned for the six months ended June 30, 2014 and 2013:

	2014		2013
	$ million	% of total	$ million	% of total
Time charter-fixed rate	80.5	34%	61.7	29%
Time charter-variable rate (profit-share)	27.7	11%	36.2	18%
Time charter-bareboat	—	0%	4.6	2%
Voyage charter-spot market	112.7	46%	99.9	49%
Voyage charter-contract of affreightment	18.3	8%	—	0%
Pool arrangement	3.5	1%	3.4	2%

Total voyage revenue	242.7	100%	205.8	100%

Voyage revenue earned during the three months ended June 30, 2014 was $112.4 million, or 4.0% more than the $108.1 million earned in the three months ended June 30, 2013. The increase was mostly due to the contribution of the new shuttle tankers, which started their 15-year charters in May and June 2013 respectively.

During the second quarter of 2014, the Company operated on average 48.2 vessels compared to 47.8 vessels in the second quarter of 2013. Total utilization (total days that the vessels were actually employed as a percentage of total days in the period that we owned or controlled the vessels) achieved by the fleet in the second quarter of 2014 remained at 97.9%, the same as during the second quarter of 2013. The days lost in the second quarter of 2014 relate to the dry-docking of the panamax World Harmony and the beginning of the dry-docking of the handysize Didimon and the repositioning voyages of various other vessels. The days lost in the second quarter of 2013 relate to the dry-dockings of panamaxes Maya, Inca and Selecao, a repositioning voyage on the handymax Ariadne and off-hire days on the Antarctic. Operating days on pure time-charter without profit share increased by 240 days or 15.4% between the two second quarters, and the amount of revenue earned on such charters increased accordingly by 18.0%. There was a 15.4% decrease in the number of days utilized in profit-share arrangements which totaled 818 compared to 967 in the second quarter of 2013, while revenue earned in profit sharing arrangements decreased by 20.3%, in line with the decrease in days, rates earned being at the same levels as in prior year’s second quarter. The number of days in the second quarter of 2014 that vessels were employed on spot, contract of affreightment and pool voyages decreased to 1,678 from 1,732 in the second quarter of 2013, while revenue earned on those types of employment increased by 3.0% due to the improvement in freight rates.

The market was weak for both the second quarter of 2014 and 2013 due to seasonality, but it improved in the second part of June 2014, due to growth in Chinese imports, as China was building its strategic reserves.

During the six months ended June 30, 2014, voyage revenue increased by $36.9 million, or 17.9%, compared to revenue achieved in the six months ended June 30, 2013. This was due to the introduction of the two DP2 shuttle tankers and improved rates in aframax and suezmax crude carriers. For the first six months of 2014, on average 48.1 vessels were operated compared to 47.0 in the first six months of 2013. Since the beginning of 2013 to June 30, 2014, the Company has taken delivery of the DP2 suezmax shuttle tankers Rio 2016 and Brasil 2014 in March and April 2013 and the suezmax Eurovision in June 2014. For the first six months of 2014, the utilization achieved was 97.9%, the same as in the first six months of 2013. Apart from the lost days of the second quarter, the six month period of 2014 also includes lost days on the dry-dockings of Nippon Princess and Salamina and repositioning voyages of certain other vessels.

The average daily revenue per vessel for the second quarter of 2014, after deducting voyage expenses (time charter equivalent or TCE, see definition below) was $18,118 per day compared to $18,007 per day for the previous year’s second quarter. Average daily TCE rate earned for the three and six month periods ended June 30, 2014 and 2013 were:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
	$	$	$	$
LNG carrier	79,506	80,500	80,000	80,500
VLCC	21,000	35,500	21,000	35,500
Suezmax	17,175	19,190	22,076	19,338
DP2 Suezmax	47,000	30,862	47,000	29,108
Aframax	17,770	13,764	21,389	14,376
Panamax	14,193	14,660	14,085	14,706
Handymax	14,445	14,244	14,474	14,323
Handysize	11,439	14,622	14,170	16,071

TCE is calculated by taking voyage revenue less voyage costs divided by the number of operating days. We do not deduct commission, as commission is payable on all types of charter. In the case of the bare-boat charter, we add an estimate of operating expenses of $10,000 per day in order to render the bare-boat charter comparable to a time-charter.

Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the period presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars and available days):

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Voyage revenues	$112,396	$108,091	$242,684	$205,785

Less: Voyage Expenses	(34,669)	(32,417)	(68,678)	(56,944)
Add: Representative operating expenses for bareboat charter ($10,000 daily)	—	910	—	1,810

Time charter equivalent revenues	$77,727	$76,584	$174,006	$150,651

Divided by: net earnings (operating) days	4,290	4,253	8,522	8,328
Average TCE per vessel per day	$18,118	$18,007	$20,418	$18,090

Commissions

Commissions amounted to $4.1 million during both the quarters ended June 30, 2014 and 2013, or 3.6% of voyage revenue for the quarter ended June 30, 2014 and 3.8% of voyage revenue for the quarter ended June 30, 2013. For the six month period ended June 30, 2014, commissions amounted to $9.1 million or 3.7% of voyage revenue compared to $7.9 million or 3.8% of voyage revenue in the corresponding period of 2013. The overall increase between the respective six month periods was due to increased revenue, commission rates remaining at the same levels.

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. They are borne by the Company unless the vessel is on time-charter or operating in a pool, in which case they are borne by the charterer or by the pool operators.

Voyage expenses for the three months ended June 30, 2014 and 2013:

	Voyage expenses			Average daily voyage expenses per relevant vessel
	2014	2013		2014	2013
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Bunker expenses	23.0	21.6	6.5%	14,503	13,174	10.1%
Port and other expenses	11.7	10.8	7.9%	7,343	6,580	11.6%

Total	34.7	32.4	6.9%	21,846	19,754	10.6%

Voyage expenses for the six months ended June 30, 2014 and 2013:

	Voyage expenses			Average daily voyage expenses per relevant vessel
	2014	2013		2014	2013
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Bunker expenses	46.5	38.8	19.9%	14,652	13,290	10.2%
Port and other expenses	22.2	18.1	22.2%	6,972	6,204	12.4%

Total	68.7	56.9	20.6%	21,624	19,494	10.9%

The amount of voyage expenses is highly dependent on the voyage patterns followed and part of the change between quarters may usually be explained by changes in the total operating days the fleet operated on spot charter. Voyage expenses were $34.7 million during the quarter ended June 30, 2014, compared to $32.4 million during the prior year’s second quarter, a 6.9% increase. The number of days that the vessels were employed on types of employment bearing voyage expenses (spot and contract of affreightment) in the second quarter of 2014 was 1,587 compared to 1,641 in the prior year’s second quarter, a minor decrease of 3.3%. The increase in bunkering expenses between the second quarter of 2014 and 2013 is mainly due to the increased volume of the bunkers consumed by 11.3%, offset by a decrease of 2.1% in the bunker prices paid. Port expenses paid in the various ports visited during the second quarter of 2014 were higher compared to port expenses incurred in the second quarter of 2013. Voyage expenses were $68.7 million in the first six months of 2014, compared to $56.9 million in the first six months of 2013, a 20.6% increase. For the six month periods, the days the vessels were operating in types of employment bearing voyage expenses increased to 3,176 days in the first six months of 2013 compared to 2,921 days in the prior year’s equivalent period, an 8.7% increase. The volume of the bunkers consumed was higher by 10.2% in the first half of 2014 than in the first half of 2013, offset by a decrease in the bunker prices paid between the corresponding six month periods. Port and other expenses increased by 22.2% between the six month periods due to the increased number of days the vessels operated in spot and higher prices paid in the various ports visited.

Vessel operating expenses

Operating expenses for the three months ended June 30, 2014 and 2013:

	Operating expenses			Average daily operating expenses per vessel
	2014	2013		2014	2013
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Crew expenses	20.9	19.5	7.3%	4,780	4,589	4.2%
Insurances	4.0	3.8	3.5%	902	896	0.6%
Repairs and maintenance, and spares	4.1	3.5	17.2%	934	820	13.9%
Stores	1.9	2.2	(15.0)%	431	522	(17.4)%
Lubricants	1.7	1.1	67.3%	405	249	62.5%
Other (quality and safety, taxes, registration fees, communications)	2.3	2.8	(18.4)%	519	652	(20.3)%

Total	34.9	32.9	6.2%	7,971	7,728	3.1%

Earnings capacity days excluding vessel on bare-boat charter				4,382	4,255

Operating expenses for the six months ended June 30, 2014 and 2013:

	Operating expenses			Average daily operating expenses per vessel
	2014	2013		2014	2013
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Crew expenses	42.9	37.8	13.6%	4,929	4,535	8.7%
Insurances	7.6	6.9	10.2%	875	828	5.7%
Repairs and maintenance, and spares	8.4	7.5	12.8%	967	896	8.0%
Stores	4.3	4.3	(1.6)%	492	522	(5.8)%
Lubricants	3.2	2.6	22.7%	367	313	17.3%
Other (quality and safety, taxes, registration fees, communications)	5.0	5.1	(3.5)%	572	616	(7.2)%

Total operating expenses	71.4	64.2	11.1%	8,202	7,710	6.4%

Earnings capacity days excluding vessel on bare-boat charter				8,702	8,326

Vessel operating expenses include crew expenses, insurances, repairs and maintenance, spares, stores, lubricants, and other expenses such as quality and safety, tonnage tax, registration fees and communications costs. They are borne by the Company for all vessels of the fleet except for the period when the VLCC Millennium was on bare-boat charter, which ended in July 2013.

Earnings capacity days for the three month period ended June 30, 2014, increased by 127 days or 3.0% and for the six month period ended June 30, 2014, increased by 376 days or 4.5%, due to the addition of the DP2 shuttle tankers Rio 2016 and Brasil 2014 in the first and second quarter of 2013 and the addition of the suezmax tanker Eurovision in June 2014. As a percentage of voyage revenues, operating expenses were 31.1% in the second quarter of 2014 and 30.4% in the second quarter of 2013. In the six month periods operating expenses as a percentage of voyage revenues were 29.4% in the first six months of 2014 and 31.2% in the first six months of 2013.

Operating expenses in both the three and six months periods of 2014 increased due to higher crew expenses, repairs and maintenance and lubricants offset by lower expenses on stores. Lubricants were higher by 67.3% in the second quarter of 2014 compared to the second quarter of 2013 and 22.7% in the equivalent six months periods, due to the addition of the shuttle tankers Rio 2016 and Brasil 2014 as well as due to the trading patterns of the vessels which resulted in purchases of lubricants in more expensive ports.

There was a 5.0% weakening of the U.S. dollar in the second quarter of 2014 compared to the second quarter of 2013, and a 4.4% weakening of the U.S. dollar between the equivalent six month periods. For both the three and six months periods, this depreciation mainly impacted crew costs, as over 50% of crew expenses, relating mainly to Greek officers, are denominated in Euro, coupled by the fact that in both the three and six months periods more Greek officers and crew were employed on the Company’s vessels. Crew fees also increased as a result of new taxes imposed for crew members, increased overlapping wages and crew transportation, offset by lower crew bonuses. The depreciation of the U.S. dollar also impacted repairs, spares, stores and maintenance expenses as approximately a third of those expenses was paid in Euro. In each of the six months periods of 2014 and 2013 three drydockings were completed and one started with completion within the third quarter of 2014 and 2013 respectively, but repairs incurred on vessels that underwent drydocking during the first six months of 2014 were higher compared to those incurred in the first six months of 2013. Other operating expenses were lower in both the three and six month periods of 2014 compared to the equivalent periods of 2013, due to decreased general operating expenses.

Vessel operating expenses per vessel per day have increased from an average of $7,710 for the six months ended June 30, 2013, to $8,202 for the six months ended June 30, 2014. A large part of the increase is attributable the addition of the two DP2 shuttle tankers, which have higher operating expenses than conventional tankers, but their earnings are high enough to absorb those costs. However, daily operating expenses in the second quarter of 2014, fell to $7,971 compared to $8,436 in the first quarter of 2014.

Depreciation

Depreciation was $23.9 million during both the quarters ended June 30, 2014 and 2013. For the first six months of 2014, depreciation was $47.5 million compared to $46.2 million in the first six months of 2013, a 2.9% increase. This was primarily due to the addition of the two DP2 suezmax shuttle tankers Rio 2016 and Brasil 2014 in the first half of 2013.

Amortization of deferred charges

Amortization of deferred dry-docking charges was $1.4 million during the second quarter of 2014, compared to $1.2 million during the second quarter of 2013. For the six month period ended June 30, 2014 and 2013, amortization of deferred charges was $2.6 million and $2.4 million, respectively. The increase in both the three and six month periods is due to the slightly higher number of vessels that had deferred charges which were amortized in the statement of operations.

Impairment

During the first half of 2014, although vessel values improved over values determined in prior periods, 35 vessels still had carrying values in excess of fair market value. Nevertheless, the Company’s impairment tests did not indicate that an impairment charge was required for any vessel of the fleet at June 30, 2014. At December 31, 2013, it was determined that the carrying value of the vessels Silia T, Triathlon, Delphi and Millennium were in excess of their estimated fair market values and that the vessels would not generate adequate cash flow over their remaining life in excess of their carrying value. As a result, the carrying value of these four vessels, totaling $123,540 was written down to $95,250, based on level 2 inputs of the fair value hierarchy, as determined by management taking into consideration valuations from independent marine valuers.

Management fees

Management fees totaled $4.0 million during the quarter ended June 30, 2014, compared to $3.9 million for the quarter ended June 30, 2013, a 4.0% increase. For the six months ended June 30, 2014, management fees were $8.1 million compared to $7.8 million in the first half of 2013, a 3.2% increase. In both periods the increase is due to the addition of the DP2 shuttle tankers Rio 2016 and Brasil 2014 in March and April 2013, respectively.

The Company pays to Tsakos Energy Management Ltd. fixed fees per vessel under a management agreement between the companies. The fee pays for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the management agreement, there is a prorated adjustment if at the beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. There has been no increase in management fees payable to the management company in 2014 to date.

In the first half of 2014, all the vessels in the fleet, apart from the LNG carrier Neo Energy, the VLCC Millennium (since July 30, 2013) and the suezmax Eurochampion 2004 (since September 22, 2013) have been managed by third-party managers. Monthly management fees for operating conventional vessels are $27,500 per month. The monthly fee relating to vessels chartered-in or chartered-out on a bare-boat basis or for vessels under construction is $20,400. Management fees for Neo Energy are $35,833, of which $10,000 are payable to the management company and $25,833 to the third-party manager. Management fees for the DP2 suezmax shuttle tankers are $35,000 per month and have been applied from the delivery of the vessels. Management fees for Millennium are $27,500 per month, of which $13,666 are payable to a third-party manager. Management fees for Eurochampion 2004 are $27,500 per month, of which $12,000 are payable to a third party manager. Management fees paid relating to vessels under construction are capitalized as part of the vessels’ costs.

General and administrative expenses

General and administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. General and administrative expenses were $0.9 million and $1.0 million during the quarters ended June 30, 2014 and 2013, respectively. For the six months ended June 30, 2014, general and administrative expenses were $2.3 million compared to $2.1 million during the previous year’s first six months, an increase of 7.9% mainly due to increased professional fees.

General and administrative expenses plus the management fees represent the overhead of the Company. On a per vessel basis, the daily overhead was $1,121 for the second quarter of 2014, compared to $1,116 in the second quarter of 2013. The increase is due to increased management fees, offset by the decreased general and administrative expenses. For the respective six month periods, the daily overhead per vessel was $1,188 and $1,167 respectively as both management fees and general and administrative expenses increased.

Operating income/(loss)

Income from vessel operations was $8.5 million during the second quarter of 2014, compared to $8.6 million during the second quarter of 2013. During the first half of 2014, income from vessel operations was $33.0 million, compared to $18.3 million during the first half of 2013, representing a 79.8% increase.

Interest and finance costs

Interest and finance cost analysis in the table below is not presented according to U.S. GAAP guidelines. However, management believes that this analysis may provide its users a better understanding of the Company’s finance cost. Management also, uses this analysis in making financial and planning decisions.

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
	$ million	$ million	$ million	$ million
Interest on loans	8.2	8.7	16.6	17.5
Interest rate swaps cash settlements	1.5	3.6	3.2	5.6

Total interest	9.7	12.3	19.8	23.1
Less: Interest capitalized	(0.7)	(0.4)	(1.2)	(1.1)

Interest expense, net	9.0	11.9	18.6	22.0
Change in fair value of interest rate swaps	(0.7)	(2.4)	(1.4)	(3.2)
Other finance costs	0.3	0.9	0.9	1.2

Net total	8.6	10.4	18.1	20.0

Interest and finance costs were $8.6 million for the second quarter of 2014, compared to $10.4 million for the quarter ended June 30, 2013, a 17.5% decrease. Loan interest (excluding the impact of interest rate swaps) in the second quarter 2014 decreased by 5.4% to $8.2 million from $8.7 million in the second quarter of 2013. The average balance of outstanding debt was approximately $1,341 million for the second quarter of 2014 compared to $1,448 million for the previous year’s second quarter, while the average loan interest rate remained at 2.4% during the second quarter of 2014 and 2013. Interest paid on hedging and non-hedging interest rate swaps amounted to $1.5 million in the second quarter 2014 compared to $3.6 million in the second quarter of 2013, due to the expiry of three interest rate swaps since the second quarter of 2013. As a result, the average all-in loan finance cost in the second quarter of 2014, taking account of net swap interest paid on hedging and non-hedging interest rate swaps, was 2.9% compared to 3.1% in the previous year’s second quarter.

For the six months ended June 30, 2014, interest and finance costs were $18.1 million compared to $20.0 million for the six months ended June 30, 2013, a 9.6% decrease. Loan interest decreased to $16.6 million in the six months ended June 30, 2014 from $17.5 million in the six months ended June 30, 2013 due to the reduction of the average loan balances from $1,435 million to $1,354 million, interest rates remaining at the same level between the two periods. However, interest paid on hedging and non-hedging swaps decreased to $3.2 million in the six months ended June 30, 2014 from $5.6 million in the prior year first six months due to the expiry of three swaps since the second quarter of 2013.

There was a non-cash positive net movement of $0.7 million in the fair value (mark-to-market) of the non-hedging interest rate swaps in the second quarter of 2014, compared to a positive movement of $2.4 million in the second quarter of 2013. In the six months ended June 30, 2014, there was a positive movement of $1.4 million compared to a positive movement of $3.2 million for the first six months of 2013.

Other finance costs include changes in fair value of non-hedging bunker swaps, bunker swaps cash settlements, amortization of deferred loss on de-designated financial instruments and amortization of loan fees, all with insignificant movements in both the second quarters and six month periods of 2014 and 2013.

Capitalized interest is based on expenditure incurred to date on vessels under construction. In the second quarter of 2014, capitalized interest was $0.7 million and $0.4 million in the second quarter of 2013. For the first six months of 2014 and 2013, capitalized interest was $1.2 million and $1.1 million, respectively. The increase is due to the addition of nine aframax vessels under construction since the prior year period.

Interest income

Total income derived from bank deposits was $0.1 million during both the second quarter of 2014 and 2013. For the six month periods ended June 30, 2014 and 2013, $0.1 million and $0.2 million were earned respectively, the decrease being mainly due to the drop in interest rates between the relevant periods.

Net income attributable to the non-controlling interest

There is a noncontrolling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax vessels Maya and Inca. Income attributable to the non-controlling interest in the second quarter of 2014 amounted to $0.1 million compared to $0.8 million loss attributable to the non-controlling interest in the second quarter 2013. For the six months ended June 30, 2014, loss attributable to the non-controlling interest was minimal compared to a loss attributable to the non-controlling interest of $0.7 million during the first six months of 2013. The loss in the three and six months periods of 2013 was mainly due to the scheduled special survey of Maya within the second quarter of 2013 and the beginning of the special survey of Inca, which finished in the third quarter of 2013.

Net income attributable to Tsakos Energy Navigation Limited

As a result of the foregoing, the net income attributable to Tsakos Energy Navigation Limited for the quarter ended June 30, 2014 was $0.2 million, or $0.02 loss per share, taking into account cumulative preferred dividends of $2.1 million, versus a net loss of $1.5 million, or $0.04 loss per share, taking into account cumulative preferred dividends of $0.6 million for the quarter ended June 30, 2013. The net income attributable to Tsakos Energy Navigation Limited for the six months ended June 30, 2014 was $14.8 million, or $0.14 earnings per share, taking into account the effect of cumulative dividends of $4.2 million on our preferred stock, versus $0.5 million net loss, or $0.02 loss per share, taking into account the effect of cumulative preferred dividends of $0.6 million for the six months ended June 30, 2013.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our new building commitments, other expected capital expenditure on dry-dockings and vessel acquisitions will require us to expend cash in 2014 and in future years. Net cash flow generated by operations is the main source of liquidity. Apart from the possibility of issuing further equity, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe, given our current cash holdings and the number of vessels we have on time charter, that if market conditions remain relatively stable throughout 2014, our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs through June 30, 2015, taking into account our existing capital commitments and debt service requirements. If market conditions worsen significantly, then our cash resources may decline to a level that may put at risk our ability to service timely our debt and capital expenditure commitments. In order to avoid such an eventuality, management would expect to be able to raise extra capital through the alternative sources described above.

Working capital (non-restricted net current assets) at June 30, 2014 amounted to $93.9 million positive, compared to a negative of $5.3 million at December 31, 2013. Non-restricted cash balances at June 30, 2014 were $229.7 million compared to $162.2 million at December 31, 2013.

Net cash provided by operating activities was $8.1 million in the quarter ended June 30, 2014, compared to $32.8 million in the previous year’s second quarter. For the six month respective periods, net cash from operating activities was $26.9 million in 2014, compared to $72.6 million in the first six months of 2013.

Expenditure incurred for dry-dockings and special survey purposes, which are deferred and amortized to expense over the period from the dry-docking to the date of the next scheduled dry-docking, is deducted from net income to calculate cash generated by operating activities. In the second quarter of 2014, an amount of $0.8 million was paid on the dry-docking of World Harmony, while payments of $1.7 million were made on the dry-dockings of Selecao, Maya and Inca, in the second quarter of 2013. For the six months periods, $2.2 million was paid in 2014 compared to $2.8 million in the previous year’s first six months.

Net cash used in investing activities was $63.2 million for the quarter ended June 30, 2014, and $69.0 million for the quarter ended June 30, 2013. In the second quarter of 2014, net funds for the acquisition of the suezmax Eurovision amounted to $61.5 million and $0.4 million were paid for additions and improvements to existing vessels. In the second quarter of 2013, $53.2 million were paid for the acquisition of the DP2 shuttle tanker Brasil 2014, and $0.4 million for additions and improvements to existing vessels. In total additions to existing vessels and improvements amounted to $0.8 million in the first six months of 2014 and $1.8 million in the first six months of 2013.

In the second quarter of 2014, advances for vessels under construction amounted to $1.3 million. For the six month period advances for vessels under construction amounted to $48.5 million, of which $46.3 million were paid as the first yard installment for the construction of the nine aframaxes. In the second quarter of 2013, advances for vessels under construction amounted to $15.9 million. For the six month period, such advances amounted to $20.6 million in 2013. There was one LNG carrier under construction and nine aframaxes on order as at June 30, 2014. As at June 30, 2013, there was under construction the same LNG carrier. The total contracted amount for the ten vessels is $685.6 million and until June 30, 2014, we had made progress payments of $98.4 million. The scheduled remaining yard installments are $77.7 million in the remainder of 2014 of which $25.6 million, relating to the first five aframaxes were paid in July 2014 and financed by a new loan signed in June 2014. Another $20.7 million relating to the additional four aframaxes were paid in August 2014, financed by three new loans signed also in August 2014. Scheduled installments for 2015 are $56.9 million and for 2016 to 2017 $452.5 million. Pre- and post delivery financing has been arranged for the nine aframaxes and the Company is in discussions for the financing of the LNG carrier. In addition, a contract we had for construction of a shuttle tanker has been cancelled and we are currently in discussion with the shipyard regarding the possible substitution of two alternative vessels at delivery dates to be determined. The LNG carrier is expected to be delivered in the first quarter of 2016 and the aframaxes are expected to be delivered at various dates between the second quarter of 2016 and the third quarter of 2017.

Net cash provided by financing activities was $88.5 million in the quarter ended June 30, 2014, compared to $44.9 million during the quarter ended June 30, 2013. Net cash provided by financing activities was $151.4 million in the six months ended June 30, 2014, compared to $51.5 million during the six months ended June 30, 2013. In the second quarter of 2014, $42.0 million of new debt was drawn down for the acquisition of the suezmax tanker Eurovision, while in the second quarter of 2013, $46.0 million of new debt was drawn down for the acquisition of the DP2 shuttle tanker Brasil 2014. Payments of long term debt amounted to $33.9 million in the second quarter of 2014, while in the second quarter of 2013 there were loan repayments of $44.1 million.

In the first six months of 2014 the company completed two offerings of a total 25,645,000 common shares in total raising $169.9 million, net of underwriting commissions.

Also, during January 2014, the Company issued 1,077,847 common shares under a distribution agency agreement raising $7.1 million, net of underwriting commissions.

Total debt outstanding decreased from $1,354 million at the beginning of the second quarter of 2014 to $1,362 million at the end of the quarter. The debt to capital (equity plus debt) ratio was 53.7% at June 30, 2014 (or 48.9% on a net of cash basis). No new interest rate swaps have been arranged in the second quarter of 2014. Interest rate swap coverage on outstanding loans, including fixed interest loan coverage, at June 30, 2014 was approximately 23.6%.

Quarterly dividends of $0.05 per common share were paid on May 22, 2014 amounting to $4.2 million. On May 16, 2014, the Company declared a $0.05 per common share dividend payable on August 14, 2014 to common shareholders of record on August 11, 2014. Also on August 4, 2014 the Company declared a $0.05 per common share dividend payable on November 25, 2014 to common shareholders of record on November 21, 2014. The dividend policy of the Company is to pay dividends on a quarterly basis. The payment and the amount of dividends are subject to the discretion of our board of directors and depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

A dividend of $0.50 per share for the 8.00% Series B Preferred Shares, and a dividend of $0.73958 per share for the 8.875% Series C Preferred Shares, totaling $2.5 million in aggregate, were paid on January 30, 2014. A dividend of $0.50 per share for the 8.00% Series B Preferred shares, and a dividend of $0.55469 per share for the 8.875% Series C Preferred shares, totaling $2.1 million in aggregate, were paid on April 30, 2014.

On July 14, 2014 it was announced that the Board of Directors declared a regular quarterly dividend of $0.50 per share for the 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares, which was paid on July 30, 2014. On the same date it was announced that the Board of Directors declared a quarterly dividend of $0.55469 per share for the 8.875% Series C Cumulative Redeemable Perpetual Preferred Shares, which was paid on July 30, 2014. Each dividend is for the period from April 30, 2014 through July 29, 2014.

Preferred share Dividends on the Series B and C Preferred Shares are payable quarterly in arrears on the 30th day of January, April, July and October of each year, when, as and if declared by the Company’s board of directors.

The Company is currently in full compliance with all the original financial covenants contained within its loan agreements with the exception of two loans, where the value-to-loan ratios are not in compliance. However, it is expected that the first of these will be remediated by the next scheduled repayment in October 2014, assuming current vessel valuations are maintained. The second loan will have a shortfall of $3.3 million, after taking into account of the next two scheduled repayments.